                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------


                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3


                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                  LANGER, INC.
               (Exact name of registrant as specified in charter)

         DELAWARE                                      11-2239561
(State or other jurisdiction                           (I.R.S. Employer
of incorporation or organization)                      Identification No.)

                                450 COMMACK ROAD
                         DEER PARK, NEW YORK 11729-4510
                                 (631) 677-1200

   (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

             Andrew H. Meyers, President and Chief Executive Officer
                                  Langer, Inc.
                                450 Commack Road
                         Deer Park, New York 11729-4510
                                 (631) 667-1200

                                 with copies to:

                            Robert L. Lawrence, Esq.
                               Kane Kessler, P.C.
                           1350 Avenue of the Americas
                               New York, NY 10019
                                 (212) 541-6222

     (Name, Address, including zip code and telephone number, including area code, of agent for service of process)


         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than the securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_________________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]




         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS
                                5,403,899 SHARES

                                  LANGER, INC.

                                  COMMON STOCK

                              ---------------------

         The selling security holders identified in this prospectus may offer from time to time up to 5,403,899 shares of our common stock.


         Our common stock trades on the NASDAQ Small Cap Market under the symbol "GAIT." On November 18, 2002, the last reported sale price of our shares on the NASDAQ Small Cap Market was $4.52 per share.


         INVESTING IN OUR COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

                              ---------------------

         We will not receive any part of the proceeds from the sale of the shares covered by this prospectus. We will bear all expenses relating to registration of the shares.

         The selling security holders have not advised us of any specific plans for the distribution of the shares covered by this prospectus, but it is anticipated that the shares will be sold from time to time in negotiated transactions, in transactions (which may include short sales and block transactions) on Nasdaq at the market price then prevailing, or in the other manners of sale described in this prospectus under "Plan of Distribution." The selling security holders and the broker-dealers through whom sale of the shares may be made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, and commissions or discounts paid to broker-dealers in connection with the sales and other compensation may be regarded as underwriters' compensation. See "Plan of Distribution."

         OUR PRINCIPAL EXECUTIVE OFFICES ARE LOCATED AT 450 COMMACK ROAD, DEER PARK, NEW YORK 11729-4510 AND ITS TELEPHONE NUMBER IS (631) 667-1200.


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------


                The date of this prospectus is November 19, 2002.


                                                       TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----
PROSPECTUS SUMMARY................................................................................................1
RISK FACTORS......................................................................................................3
FORWARD-LOOKING STATEMENTS........................................................................................8
USE OF PROCEEDS...................................................................................................9
BUSINESS..........................................................................................................9
SELLING SECURITY HOLDERS.........................................................................................16
PLAN OF DISTRIBUTION.............................................................................................20
LEGAL MATTERS....................................................................................................21
EXPERTS..........................................................................................................21
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..................................................................22
WHERE YOU CAN FIND MORE INFORMATION..............................................................................23

                               -------------------


         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

         OUR PREDECESSOR, ALSO CALLED LANGER, INC., WAS INCORPORATED IN NEW YORK IN AUGUST, 1971 UNDER THE NAME LANGER ACRYLIC LABORATORY, INC. LANGER, INC. WAS REINCORPORATED IN DELAWARE ON JUNE 28, 2002. THE TERMS LANGER, WE, US, OR OUR, AS USED IN THIS PROSPECTUS, REFER TO LANGER, INC., THE NEW YORK CORPORATION PRIOR TO THE REINCORPORATION AND THE SUCCESSOR DELAWARE CORPORATION.

                               PROSPECTUS SUMMARY

         This summary highlights information more fully described elsewhere in this prospectus. Because it is a summary, it may not include all of the information that is important to you. You should read the entire prospectus and the documents incorporated herein by reference before investing. Industry information in this prospectus is taken from sources we believe reliable; however, we do not guarantee the accuracy of this information. Unless otherwise indicated, all information relating to us in this prospectus gives effect to our recent acquisition of Benefoot, Inc. and Benefoot Professional Products, Inc., but not to any other proposed acquisition.

LANGER, INC.

         We are a leading orthotics products company specializing in the design, manufacturing, distribution and marketing of high quality foot and gait-related biomechanical products. Our diversified range of products is comprised of (i) custom orthotic devices ordered by licensed medical practitioners and (ii) distribution of pre-fabricated orthopedic rehabilitation and recovery devices and related devices sold to a patient by licensed medical practitioners.

         Our custom orthotic devices are contoured molds, ordered and purchased by a licensed medical practitioner for a patient, which are worn in the shoe to correct biomechanical foot and postural disorders in patients which often result in pain or discomfort, or otherwise impede an individual's ability to maintain a normal gait. We also provide custom orthotics which support or control the ankle region (ankle foot orthosis).

         Our distributed products are purchased by licensed medical practitioners for resale to patients and consist of prefabricated lower extremity products and materials. These products, which support our custom orthotic devices, consist of shoe inserts, ankle braces, compression hose and socks, and therapeutic shoes and sneakers. In addition, we distribute PPT(R) to manufacturers who incorporate PPT into their products. PPT is a soft tissue cushioning material made from medical grade urethane produced in laminated sheet form, molded insoles, and components for orthotic devices.

INDUSTRY

         We compete in the portion of the orthopedic rehabilitation and recovery market which manufactures, markets, sells, and distributes orthopedic products and retail orthopedic products. We estimate the global orthopedic rehabilitation and recovery market revenues exceed $8 billion annually. We believe the estimated revenues of the orthopedic products and retail orthopedic products markets in which we compete exceed $2 billion annually.

         We believe the growth of these markets is being driven by strong demographic and other trends, including an aging population, increased participation in exercise, sports, and other physical activities by all age groups, a growing awareness of the importance of prevention and rehabilitation of orthopedic injuries, and an industry-wide consolidation leading to greater marketing and sales resources.

GROWTH STRATEGY

         We intend to pursue strategic acquisitions of businesses offering complementary services, markets, and customer bases. We are also seeking growth through an expanded distribution network and product offerings, broadened product offerings to our customer base, and research and development on new products.

                           ---------------------------


                                  THE OFFERING

Common stock offered by the selling security holders...        5,403,899 shares

Common stock to be outstanding after this offering
(includes shares of common stock being registered
herein which are issuable upon conversion of certain
notes and options).....................................        6,867,457 shares

Use of proceeds........................................        We will  not  receive  any  proceeds  from the sale of the shares of common  stock  covered by this  prospectus.  See
                                                               "Selling  Security  Holders"  and  "Plan of  Distribution"
                                                               described below.

Risk Factors...........................................        You should  carefully  consider the  information set forth in "Risk Factors" and all other  information  set forth in this prospectus before investing in our common stock.

Nasdaq Small Cap Market symbol.........................        "GAIT"




         The total number of shares of common stock outstanding after the offering excludes:

         o 584,000 shares of common stock issuable upon exercise of stock options outstanding as of June 28, 2002, at a weighted average exercise price of $3.62 per share; and

         o 1,170,213 shares of common stock reserved for future issuance under our stock incentive plans.

                                  RISK FACTORS

         Before you invest in our common stock, you should consider carefully the following risk factors and cautionary statements, as well as other information set forth in and incorporated by reference to this prospectus. If any of the following risks actually occur, our business, financial condition or results of operation may suffer. As a result, the trading price of our common stock could decline, and you could lose a substantial portion of the money you paid to buy our common stock. The risks and uncertainties we describe below are not the only ones we face. Additional risks and uncertainties that we do not currently know or that we currently believe to be immaterial may also adversely affect our business.

WE HAVE A HISTORY OF NET LOSSES AND MAY INCUR ADDITIONAL LOSSES IN THE FUTURE.

         We have a history of net losses. In order for us to achieve and maintain consistent profitability from our operations, we must continue to achieve product revenue at or above current levels. We may increase our operating expenses as we attempt to expand our product line and acquire other businesses and products. As a result, we will need to increase our revenues significantly to achieve sustainable profitability. We cannot assure you that we will be able to obtain sustainable profitability. Any such failure could have a material adverse effect on our business, financial condition, and results of operations.

A SIGNIFICANT PORTION OF OUR REVENUES IS DERIVED FROM CUSTOM ORTHOTIC DEVICES AND OUR FUTURE SUCCESS WILL DEPEND ON THE CONTINUED ACCEPTANCE AND GROWTH OF THESE PRODUCTS.

         For the ten month period ended December 31, 2001, approximately 86% of our sales were derived from custom orthotic devices. Any material adverse developments with respect to the market acceptance, sale or use of our custom orthotic devices could, therefore, significantly affect our revenues and have a material adverse effect on our business, financial condition and results of operations. The level of market acceptance of our custom orthotic devices could be affected by a number of factors, including:

         o    the effectiveness of our sales and marketing efforts;

         o    unfavorable publicity regarding our products;

         o the price and performance of our products relative to competing products; and

         o changes in government and third-party payor reimbursement policies and practices with respect to custom orthotic devices.

IF WE FAIL TO EXECUTE OUR GROWTH STRATEGY, WE MAY NOT BECOME PROFITABLE OR ACHIEVE SUSTAINABLE PROFITABILITY.

         A key element of our growth strategy is the acquisition of businesses and assets that will complement our current businesses, increase our size, expand our geographic scope of operations, and otherwise offer growth opportunities. We may not be able to successfully identify attractive acquisition opportunities, obtain financing for acquisitions on satisfactory terms or successfully acquire identified targets. Additionally, competition for acquisition opportunities in our industry may escalate, thereby increasing the costs to us of completing acquisitions or cause us to refrain from making acquisitions. Our growth strategy also depends in part on our ability to expand our product offerings and customer base and successfully implement our custom orthotic, off-the-shelf orthotic and other biomechanical businesses. This will depend in part upon our ability to hire and train new staff and managerial personnel, and adapt our structure to comply with present or future legal requirements affecting our arrangements with podiatrists, orthopedists, and physical therapists. Our ability to implement our growth strategy is also subject to other risks and costs, including:

         o    difficulties in assimilating acquired operations or products;

         o the risk of loss of key employees, customers or suppliers of acquired businesses;

         o    diversion of management's attention from our core business;

         o adverse effects on existing business relationships with suppliers and customers;

         o our ability to realize operating efficiencies, synergies, or other benefits expected from an acquisition;

         o risks associated with entering markets in which we have limited or no experience; and

         o    assumption of contingent liabilities of acquisition targets.

         Our failure to successfully implement our growth strategy could have a material adverse effect on our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO ADEQUATELY MANAGE OUR RAPID GROWTH.

         We have rapidly expanded, and are seeking to continue to rapidly expand, our business. This growth has placed significant demands on our management, administrative, operating and financial resources. The continued growth of our customer base, the types of products offered and the geographic markets served can be expected to continue to place a significant strain on our resources. Personnel qualified both in the production of our products and the marketing of such products are difficult to find and hire and enhancement of management systems to support growth are difficult to implement. Our future performance and profitability will depend in large part on our ability to attract and retain additional management and other key personnel, our ability to implement successful enhancements to our management systems and our ability to adapt those systems, as necessary, to respond to growth in our business. No assurance can be made that we will be able to successfully achieve our objectives. Any such failure could have a material adverse effect on our business, financial condition, and results of operations.

WE MAY FACE DIFFICULTIES INTEGRATING THE OPERATIONS OF BENEFOOT, INC. AND BENEFOOT PROFESSIONAL PRODUCTS, INC.

         We have recently completed our acquisition of Benefoot, Inc. and Benefoot Professional Products, Inc. Our ability to integrate the operations of these companies is subject to various risks and we may not be able to realize the operating efficiencies, synergies, or other benefits expected from the acquisition. Our failure to successfully integrate the operations of these companies in a timely manner without incurring unexpected costs could have a material adverse effect on our business, financial condition, and results of operations.

WE MAY NOT BE ABLE TO RAISE ADEQUATE FINANCING TO FUND OUR OPERATIONS AND GROWTH PROSPECTS

         Our acquisition and product expansion programs, debt servicing requirements, and existing operations may require substantial capital resources. We cannot assure you that we will be able to generate sufficient operating cash flow or obtain sufficient additional financing to meet these requirements. Failure to achieve our financing objectives could require us to reduce operating costs by altering and delaying our business plan or otherwise radically altering our business practices. Such failure could have a material adverse effect on our business, financial condition, and results of operations.

OUR EXISTING PURCHASING ARRANGEMENTS MAY BE ADVERSELY AFFECTED IF WE ARE UNABLE TO MAINTAIN GOOD RELATIONS WITH OUR SUPPLIERS.

         We currently enjoy favorable terms with most of our suppliers, including the third party manufacturer of PPT, a primary fabrication material used in many of our products. Our ability to sustain our gross margins has been, and will continue to be, dependent, in part, on our ability to maintain such terms. These terms may be adversely impacted by changes in our suppliers' strategies or changes in our relationship with our suppliers. No assurance can be given that we will continue to maintain favorable terms with our suppliers. Our inability to maintain such terms or the inability of the third party to manufacture and deliver to us sufficient quantities of PPT in a timely fashion, could have a material adverse effect on our business, financial condition and results of operations.

IF WE FAIL TO CULTIVATE NEW OR MAINTAIN ESTABLISHED RELATIONSHIPS WITH LICENSED MEDICAL PRACTITIONERS AND THERAPISTS, OUR REVENUE MAY DECLINE.

         Our success is, in large part, dependent upon the referrals and recommendations of licensed medical practitioners and therapists and our ability to market our products to them. Licensed medical practitioners and therapists who recommend our products are not our employees and are free to recommend our competitors' products. If we are unable to successfully cultivate and maintain relationships with, and market our products to, these licensed medical practitioners and therapists, we may receive fewer orders for our products and our revenues may decline, which could have a material adverse effect on our business, financial condition, and results of operations.

THE NATURE OF OUR BUSINESS COULD SUBJECT US TO POTENTIAL PRODUCT LIABILITY AND OTHER CLAIMS.

         The sale of orthotic products and other biomechanical devices entails the potential risk of physical injury to patients and an inherent risk of product liability and other similar claims. We believe that we maintain adequate insurance coverage for our products. However, we cannot assure you that this coverage would be sufficient to cover the payment of any potential claim. In addition, we cannot assure you that this or any other insurance coverage will continue to be available or, if available, will be obtainable at a reasonable cost. A partially or completely uninsured material loss could have a material adverse effect on our business, financial condition and results of operations.

HEALTH CARE REGULATIONS OR HEALTH CARE REFORM INITIATIVES COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.


         We are subject to governmental regulation and supervision both in the United States, at the federal and state level, and abroad, including anti-kickback statutes, self-referral laws, and fee-splitting laws. In some cases, we may be required to obtain regulatory approvals and otherwise comply with regulations regarding safety, quality and efficacy standards. Our failure to obtain such approvals or comply with applicable regulatory requirements could result in government authorities taking punitive actions against us, including, among other things, imposing fines and penalties on us or preventing us from manufacturing or selling our products. We cannot assure you that these laws and regulations will not change or be interpreted in the future in a manner which restricts or adversely affects our business activities or relationships with providers of orthotic and biomechanical products.

CHANGES IN GOVERNMENT AND OTHER THIRD PARTY PAYOR REIMBURSEMENT LEVELS COULD ADVERSELY AFFECT OUR REVENUES AND PROFITABILITY.

         We derive a significant portion of our revenues from sales programs to parties reimbursed by Medicare, workers compensation insurance, or other insurers. Many of these programs set maximum reimbursement levels for orthotic products. We may be unable to sell our products on a profitable basis if third-party payors deny coverage or reduce their current levels of reimbursement. The percentage of our sales dependent on Medicare or other insurance programs may increase as the portion of the U.S. population over age 65 continues to grow, making us more vulnerable to reimbursement level reductions by these organizations. Reduced government reimbursement levels could result in reduced private payor reimbursement levels because of indexing of Medicare fee schedules by certain third-party payors. Furthermore, the healthcare industry is experiencing a trend towards cost containment as government and private insurers seek to contain healthcare costs by imposing lower reimbursement rates and negotiating reduced contract rates with service providers. This trend could adversely affect our net sales and could have a material adverse effect on our business, financial condition, and results of operations.

OUR BUSINESS IS HIGHLY COMPETITIVE.


         Our business is highly competitive in all product lines. Certain of our competitors may have greater financial resources, larger facilities and operations, and depth and experience of personnel as well as more recognizable trademarks for products similar to those sold by us. In addition, our competitors may develop or improve their products, in which event our products may be rendered obsolete or less marketable. We expect that the level of competition may increase in the future. There can be no assurance that we will be able to continue to compete successfully. Any such failure could have a material adverse effect on our business, financial condition, and results of operations.


NEW THERAPEUTIC TECHNIQUES OR PRODUCTS COULD DECREASE THE DEMAND FOR OUR
PRODUCTS.

         The medical industry is consistently searching for improved techniques and products to improve patient care and treatment. New surgical techniques, therapeutic procedures, and alternative products could cause licensed medical practitioners to decrease orders for our custom orthotic products. Such a decrease would have a material adverse effect on our business, financial condition and results of operations.

LOSS OF THE SERVICES OF KEY MANAGEMENT PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS.


         Our operations are dependent upon a relatively small group of key management and technical personnel, including Andrew H. Meyers, our President and Chief Executive Officer. We have an employment agreement with Mr. Meyers having a three year term, subject to certain early termination provisions, which is renewable for subsequent terms. The unexpected loss of the services of one or more of key management and technical personnel, including Mr. Meyers, could have a material adverse effect on our business, financial condition, and results of operations.

WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY.


         We are dependent upon a variety of methods and techniques that we regard as proprietary trade secrets. We are also dependent upon a variety of trademarks, service marks and designs to promote brand name development and recognition. We rely on a combination of trade secrets, copyright, patent, trademark, unfair competition and other intellectual property laws as well as contractual agreements to protect our rights to such intellectual property. Due to the difficulty of monitoring unauthorized use of and access to intellectual property, however, such measures may not provide adequate protection. In addition, there can be no assurance that courts will always uphold our intellectual property rights, or enforce the contractual arrangements that we have entered into to protect our proprietary technology. Any unenforceability or misappropriation of our intellectual property could have a material adverse effect on our business, financial condition and results of operations. In addition, if we bring or become subject to litigation to defend against claimed infringement of our rights or of the rights of others or to determine the scope and validity of our intellectual property rights, such litigation could result in substantial costs and diversion of our resources which could have a material adverse effect on our business, financial condition and results of operations. Unfavorable results in such litigation could also result in the loss or compromise of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties, or prevent us from selling our products, which could have a material adverse effect on our business, financial condition and results of operations.


A PORTION OF OUR REVENUES AND EXPENDITURES IS SUBJECT TO EXCHANGE RATE FLUCTUATIONS THAT COULD ADVERSELY AFFECT OUR REPORTED RESULTS OF OPERATIONS.

            While a majority of our business is denominated in United States dollars, we maintain operations in foreign countries, primarily the United Kingdom and Canada, that require payments in the local currency and payments received from customers for goods sold in these countries are typically in the local currency. Consequently, fluctuations in the rate of exchange between the U.S. dollar and certain other local currencies may affect our results of operation and period-to-period comparisons of our operating results.

ONE STOCKHOLDER HAS THE ABILITY TO SIGNIFICANTLY INFLUENCE THE ELECTION OF OUR DIRECTORS AND THE OUTCOME OF CORPORATE ACTION REQUIRING STOCKHOLDER APPROVAL.

         Warren B. Kanders, in his capacity as sole manager and voting member of Langer Partners, LLC and the sole shareholder of Kanders & Company, Inc., may be deemed to be the beneficial owner of 1,925,190 shares of our common stock or approximately 40.37%, of the outstanding shares of our common stock. In addition, our officers and directors beneficially own an aggregate of 1,676,595 shares of our common stock, or approximately 36.72%, of our common stock. Consequently, Mr. Kanders together with our officers and directors, will have the ability to significantly influence the election of our directors and the outcome of corporate actions requiring stockholder approval, including a change in control.

THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE, WHICH COULD EFFECT A STOCKHOLDER'S RETURN ON INVESTMENT.

         The market price of our common stock has been subject to significant fluctuations, and we expect it to continue to be subject to such fluctuations for the foreseeable future. We believe the reasons for these fluctuations include the relatively thin level of trading in our stock, and the relatively low public float. Therefore, variations in financial results, announcements of material events by us or our competitors, our quarterly operating results, changes in general conditions in the economy or the health care industry, other developments affecting us or our competitors or general price and volume fluctuations in the market could cause the market price of the common stock to fluctuate substantially.

WE HAVE A SIGNIFICANT AMOUNT OF CONVERTIBLE INDEBTEDNESS OUTSTANDING AND MAY ISSUE A SUBSTANTIAL AMOUNT OF OUR COMMON STOCK IN CONNECTION WITH FUTURE ACQUISITIONS AND GROWTH PLANS AND THE SALE OF THOSE SHARES COULD ADVERSELY AFFECT OUR STOCK PRICE.


         On October 31, 2001, we sold $14,589,000 of convertible subordinated notes in a private placement. The notes are convertible into approximately 2,431,500 shares of our common stock, subject to adjustment in certain circumstances. We anticipate issuing additional shares of our common stock and may also issue additional convertible debt to finance acquisitions. The number of outstanding shares of our common stock that will be eligible for sale in the future is, therefore, likely to increase substantially. Persons receiving shares of our common stock in connection with these acquisitions or financings may be more likely to sell large quantities of their common stock that may influence the price of our common stock. In addition, the potential issuance of additional shares in connection with anticipated acquisitions could lessen demand for our common stock and result in a lower price than would otherwise be obtained. If our security holders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. These sales might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate and may require us to issue greater amounts of our common stock to finance such acquisitions. Additional shares sold to finance acquisitions and conversions of convertible indebtedness may also dilute our earnings per share.


ISSUANCES BY US OF AUTHORIZED PREFERRED STOCK CAN HAVE ADVERSE EFFECTS, INCLUDING DILUTION AND DISCOURAGEMENT OF TAKEOVERS.


         Our certificate of incorporation contains certain provisions that may delay or prevent a takeover. Our Board of Directors has the authority to issue up to 250,000 shares of preferred stock, and to determine the price, rights, preferences and restrictions, including voting and conversion rights, of those shares without any further action or vote by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of preferred stock that may be issued in the future. Such provisions could adversely affect the holders of common stock in a variety of ways, including by potentially discouraging, delaying or preventing a takeover of Langer and by diluting our earnings per share.


WE DO NOT INTEND TO PAY DIVIDENDS.

         We currently do not intend to pay any dividends on our common stock. We currently intend to retain any earnings for working capital, repayment of indebtedness, capital expenditures and general corporate purposes.


                           FORWARD-LOOKING STATEMENTS

This prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Some of the forward-looking statements appear under "Prospectus Summary" and "Risk Factors." Other forward-looking statements appear in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere included or incorporated by reference in this prospectus. These statements relate to future events and our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "would," "will," "should," "could", "expects," "plans," "anticipates," "believes," "intends," "projects," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology or by discussions of strategy. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the Risk Factors section of this prospectus. These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.



                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus. All proceeds from the sale of our common stock will be for the account of the selling security holders, as described below. See "Selling Security Holders" and "Plan of Distribution" below.


                                    BUSINESS

         We are a leading orthotics products company specializing in the design, manufacturing, distribution and marketing of high quality foot and gait-related biomechanical products. Our diversified range of products is comprised of (i) custom orthotic devices ordered by licensed medical practitioners and (ii) distribution of pre-fabricated orthopedic rehabilitation and recovery devices and related devices sold to a patient by licensed medical practitioners.

         Our custom orthotic devices are contoured molds, ordered and purchased by a licensed medical practitioner for a patient, which are worn in the shoe to correct biomechanical foot and postural disorders in patients which often result in pain or discomfort, or otherwise impede an individual's ability to maintain a normal gait. We also provide custom orthotics which support or control the ankle region (ankle foot orthosis).

         Our distributed products are purchased by licensed medical practitioners for resale to patients and consist of prefabricated lower extremity products and materials. These products, which support our custom orthotic devices, consist of shoe inserts, ankle braces, compression hose and socks, and therapeutic shoes and sneakers. In addition, we distribute PPT to manufacturers who incorporate PPT into their products. PPT is a soft tissue cushioning material made from medical grade urethane produced in laminated sheet form, molded insoles, and components for orthotic devices.

INDUSTRY BACKGROUND

         We compete in the portion of the orthopedic rehabilitation and recovery market which manufactures, markets, sells, and distributes orthopedic products and retail orthopedic products. We estimate the global orthopedic rehabilitation and recovery market revenues exceed $8 billion annually. We believe the estimated revenues of the orthopedic products and retail orthopedic products markets in which we compete exceed $2 billion annually.

         We believe the growth of these markets is being driven by strong demographic and other trends, including:

         o an aging population who historically have required a higher than average percentage of orthotic and orthopedic products and services than the general population;

         o a growth rate of persons 65 and older which is nearly triple that of the balance of the population;

         o increased participation in exercise, sports, and other physical activities by all age groups which has directly lead to increased orthopedic related strains and injuries requiring orthotic and related products;

         o a growing awareness of the importance of prevention and rehabilitation of orthopedic injuries; and

         o an industry-wide consolidation leading to greater marketing and sales resources.

         Podiatrists in the United States are the largest single source of custom foot orthotic products. In the United States, Medicare and most health care organizations that provide coverage for foot orthotics require a podiatrist or other licensed doctor to write a prescription and indicate the diagnosis and need for the custom orthotic. Due to the nature of this reimbursement environment, little effort is directed at marketing to the end user of the product. Instead, custom orthotics manufacturers market and distribute their foot orthotic laboratory services to licensed medical practitioners, including podiatrists, chiropractors, orthopedic surgeons, orthotists/prosthetists, physical therapists, and athletic trainers. While the market for custom orthotics outside the United States is similar in size to the United States market, prefabricated orthotic devices are generally preferred in Europe due to reimbursement policies in several European countries. We currently market our products in Canada and the United Kingdom, markets that have favorable national reimbursement and payment structures. We also market our products in thirty other countries.

GROWTH STRATEGY

         We expect the demand for our products will continue to grow. We plan to execute our growth strategy primarily through internal expansion of our existing businesses and through strategic acquisitions of businesses offering complementary services, markets, and customer bases. The following elements define our growth strategy:

         Pursue Strategic Acquisitions. The foot orthotic products industry is highly fragmented and characterized primarily by smaller, geographically restricted manufacturers. As a result, we selectively pursue acquisitions that complement and expand our product offerings and provide access to new geographic markets and new medical practitioner relationships.

         Expand Distribution Network and Product Offerings. We believe that a broader product line will encourage additional licensed medical practitioners to order our custom orthotics products and will enhance our brand appeal with licensed medical practitioners and patients. We will seek to continue to expand our range of products through the acquisition of niche product manufacturers and by investing in the development of new and enhanced products which complement our existing offerings.

         Broaden Product Offerings to Licensed Medical Practitioner and Customer Base. We will seek to increase penetration of our existing licensed medical practitioner and customer base with sales of additional products. We also intend to increase customer satisfaction and strengthen our customer relationships through expanded product offerings.

         Research and Development. We will continue to conduct research and development to conceive and evaluate new or alternative orthotics products and services. We believe that increased investment in research and development will provide bases for new products and improved practice management programs such as new techniques to measure and cast our custom orthotics products.

ACQUISITIONS

         With continued advances in technology, we believe that the larger orthotics manufacturers that employ advanced technologies will lower per unit manufacturing costs, improve quality, and speed turnaround time and will continue to grow their overall share of the market. Concurrently, many of the smaller orthotics manufacturers will find it increasingly difficult to remain competitive and may not be able to access the capital required to purchase and implement the required technological advances. Moreover, we believe that many licensed medical practitioners in the industry would prefer to deal with a consolidated entity that can provide a broad spectrum of branded orthotics products. We believe that the orthopedic rehabilitation and recovery market and foot orthotic device markets will consolidate as the smaller manufacturers are acquired by the larger, and faster growing, manufacturers.

         We expect to pursue a strategy of growth through acquisitions by focusing on acquisitions of companies which have a core customer base similar to ours and manufacture or sell products which are synergistic with our product offerings. Orthotic manufacturing companies we may acquire are intended to become hubs for further penetration into their industry niche or geographic sales area. Generally, we will seek to streamline operations in acquired companies to improve turnaround time and reduce expenses, resulting in economies of scale, reduced general and administrative expenses and facilities consolidation. We will seek to consolidate operations with our acquired product manufacturing companies. This is intended to allow us to leverage efficiencies and operational best practices.

         We use several criteria to evaluate prospective acquisitions, including whether the business to be acquired:

         o broadens the scope of the services or products we offer or the geographic areas we serve;

         o    offers attractive margins;

         o    provides earnings accretion;

         o offers the opportunity to enhance profitability by improving the efficiency of our operations;

         o    offers consistent management with our existing businesses;

         o complements our portfolio of existing businesses by increasing our ability to manage our customers' needs; and

         o has a strong management team that is interested in continuing in their roles with us.

         We recently completed the acquisition of Benefoot, Inc. and Benefoot Professional Products, Inc., companies which manufacture and sell various orthotic devices. The Benefoot companies had an aggregate of approximately $7 million in annual revenues at the time of acquisition.

PRODUCTS

         We manufacture, market, sell, and distribute two principal categories of products: (i) custom orthotic devices ordered by licensed medical practitioners and (ii) distribution of pre-fabricated orthopedic rehabilitation and recovery devices and related devices sold to a patient by licensed medical practitioners. These products are designed to provide relief from symptoms and complications arising from (i) ankle, knee, pelvis, hip, and spinal pain caused by biomechanical misalignment, (ii) diabetes, stroke, nerve damage, cerebral palsy, multiple sclerosis and similar ailments, and (iii) post-operative recovery.

Custom Orthotic Devices

         Orthotic foot devices, or foot orthoses, are contoured molds made from plastic, graphite, or composite materials, depending upon the requirements of the patient, which are placed in the patient's shoe to correct or mitigate abnormalities in gait and relieve symptoms associated with foot or postural alignment. Orthotic devices help provide more normal function by maintaining the angular anatomical relationships between the patient's forefoot, rearfoot, leg and horizontal walking surface. Accordingly, muscle is enhanced and the efficiency and smoothness of weight stress transmission through the feet and legs is improved. The result is a reduction of abnormal motion without total restriction of normal motion and an increase in foot and leg stability. Foot problems may be alleviated or eliminated, as well as leg and back fatigue caused by improper muscle use.

         Traditionally, when a licensed medical practitioner orders a custom foot orthotic for us to manufacture, the licensed medical practitioner will take a plaster cast or an imprint of the patient's foot by having the patient stand on a piece of foam slightly larger than the patient's foot. The plaster or foam cast is sent to our laboratory where it is used to make a plaster cast of the patient's foot, from which we manufacture and customize the orthotic insert. We have developed a new proprietary technology which will permit a podiatrist to take measurements of a patient's foot at several specified locations and transmit the measurements to us electronically. From these measurements, we will be able to make the model of the patient's foot, from which we will manufacture and customize the orthotic insert. We anticipate this new proprietary technology, along with CAD/CAM technology and laser scanning, will enable us to reduce the time required and costs associated with the production of our custom foot orthotics.

         Our custom orthotic product offerings include:

         o Sporthotics(R), designed for the specific needs of runners and other sport-specific athletes, including football, basketball, and tennis players;

         o Healthflex(R), designed for patients that participate in aerobic exercise, high-power walking, or step classes;

         o DesignLine(R), a functional orthotic designed to fit into dress shoes, such as loafers and high fashion shoes, which cannot accommodate a full-size orthotic; and

         o Slimthotics(R), a device for use in women's high-heeled shoes, narrow flats, ballet slippers, tap shoes, and women's ballroom dancing shoes.

Distributed Products

         In addition to our custom orthotic products, we distribute prefabricated orthotic devices and related orthotic supplies and materials.

         Our proprietary line of prefabricated foot orthotic products is Langer XP, which provides patients a low cost alternative to a custom orthotic. The products provide additional cushioning in a patient's footwear. We provide these products to a podiatrist or other licensed medical practitioner based upon several criteria, including shoe size, and the licensed medical practitioner sells the product to a patient based upon the size needed for the patient's foot.

         In 2000, we launched our prefabricated foot orthoses, called Contours(TM), which require no special casting by the licensed medical practitioner. This off-the-shelf product line, sold to licensed medical practitioners through the Company and its distributors, has been expanded to include, dress (low profile), sport and standard models and provides a lower cost option when pricing is an issue for the patient.

         We also provide orthopedic devices that are used in the treatment of ailments of the lower leg. These include products which support or control the ankle region (ankle foot orthoses). In addition, we market products that address the diabetic market, including insoles, shoes, socks, and other related products. We believe these ancillary product lines will help us achieve our goal of being able to provide a variety of orthopedic needs for our core podiatry customer.

         In many of our orthotic products, we use PPT, a medical grade soft tissue cushioning material with a high density, open-celled urethane foam structure. The essential function of PPT, which independent tests show to have improved properties over competitive materials, is to provide protection against forces of pressure, shock and shear. We believe that PPT's characteristics make it a superior product in its field. PPT has a superior "memory" that enables it to return to its original shape faster and more accurately than other materials used for similar purposes. PPT is also odorless and non-sensitizing to the skin and has a porosity that helps the skin to remain dry, cool and comfortable. These factors are especially important in sports medicine applications.


         We have developed and sell a variety of products fabricated from PPT, including molded insoles, components for orthotic devices, laminated sheets, and diabetic products. Some manufacturing operations associated with these products are performed by outside vendors.


         Besides podiatric use, we believe PPT is suitable for other orthopedic and medical-related uses such as liners for braces and prosthetics, as shock absorbers and generally in devices used in sports and physical therapy. We expect to expand our products to include shock absorbing PPTGel(TM) products to be used as shoe inserts and brace liners.

CUSTOMERS

         The majority of our sales are within the United States to podiatrists, orthopedic surgeons, orthotists, physical therapists, and other health care professionals. However, we also sell our products in the United Kingdom, Canada, and 30 other countries. We intend to expand our product offerings into new territories.

         We market our custom orthotic products primarily to podiatrists who order the custom orthotic devices for their patients. However, we expect to seek to broaden our referral channels by increased penetration of orthopedic surgeons, physical therapists, orthotists, chiropractors, athletic trainers, and other podiatrists currently working in the United States. We also anticipate that we will seek to increase our referral channels outside the United States.

         We sell our distributed products primarily to wholesale distributors and licensed medical practitioners for sale to patients. For both our custom orthotics and our distributed products, licensed medical practitioners usually include the cost of the orthotic products in the fee charged to the patient.

MARKETING AND DISTRIBUTION

         We believe that we have built strong name recognition and an excellent reputation in the orthotics industry. We are seeking to become a more comprehensive source of orthopedic supplies for health care professionals who treat the lower extremities.

         We utilize a network of regional sales representatives to target multi-practitioner and individual facilities. In addition, we use trade shows, advertising, direct mail, educational sponsorships, public relations and customer visits to market and distribute our products. We emphasize customer service by maintaining a staff of customer service representatives.

         We provide education and training for licensed medical practitioners who treat biomechanical problems of the lower extremity through seminars and in-service programs. We offer licensed medical practitioners a comprehensive program in biomechanics, gait analysis and the cost-effectiveness of orthotic therapy.

         We promote awareness of orthotics through marketing and operational initiatives. We maintain a volume incentive program and offer practice building assistance to help licensed medical practitioners expand the orthotic components portion of their practices. We believe these medical practitioner assistance programs strengthen our relationships with our existing customer base.

MANUFACTURING AND RAW MATERIALS

         We manufacture our custom orthotics and warehouse our distributed products internally at our production facilities located in Deer Park, New York, Brea, California, and Stoke-on-Trent, England. We obtain most of our fabrication materials other than PPT from a variety of sources. We believe that we enjoy good relationships with these suppliers and that, if necessary, we could readily obtain alternate suppliers at a competitive price. We are aware of multiple suppliers for these materials and would not anticipate a significant impact if we were to lose any suppliers, and we have not experienced any significant shortages other than occasional backorders. To date, we have found that the components, supplies and raw materials that are necessary for the manufacture, production and delivery of our products have been available in the quantities that are required; however, the failure of our suppliers to deliver components, supplies, and raw materials in sufficient quantities and in a timely manner, and the inability to find replacement suppliers, could adversely affect our business and results of operations.

         In our United Kingdom manufacturing facility, one supplier currently supplies approximately 20% of the plastics required for our products. Should this supplier not have the available materials as needed, we believe that comparable material could be obtained from other sources at comparable prices.

COMPETITION

         The market for orthotic products is highly competitive and we compete with a variety of competitors ranging from small businesses to large corporations. We believe the foot orthotics market is highly fragmented and regional (and in many instances local) in nature. Although a few licensed medical practitioners produce foot orthotics in-house, the custom orthotic market is serviced primarily by third-party laboratories, such as us. Included among these laboratories that sell nationally in the United States are Bergmann Orthotic Laboratory, Foot Levelers, Inc., Footmaxx Holdings Inc., KLM Orthotic Laboratories, Allied OSI Labs, ProLab Orthotics, and PAL Health Systems. We estimate that, together with us, these firms comprise approximately 35% of the $200 million custom foot orthotics market in the United States.

         The market for soft tissue products such as PPT is highly competitive and includes products known by the following brand names: Spenco, Sorbothane, and Poron.

         In both the custom and distribution products markets, the principal competitive factors are efficiencies of scale, quality of engineering and design, brand recognition, reputation in the industry, production capability and capacity, and price. In the custom orthotic market, ability to meet delivery schedules is another principal competitive factor. We believe that we provide superior design and production expertise.

PROPERTIES

         We have manufacturing, warehouse, and office space at the following locations:



          LOCATION            ANNUAL RENT                OWNED/           APPROXIMATE
                                                         LEASED               SIZE
Deer Park, NY                 $302,172                 Leased(1)          44,500 sq. ft.
Deer Park, NY                 $24,000                  Leased(2)          3,500 sq. ft.
Brea, CA                      $99,300                  Leased(3)          9,300 sq. ft.
Stoke-On Trent, England       $38,100(4)               Leased(5)          15,000 sq. ft.


         (1) Principal executive office location. Expires at the end of July, 2005. We have the option to extend the lease for an additional four (4) years.



         (2)  Expires on July 31, 2004.

         (3)  Expires on December 31, 2004.

         (4)  Based upon an exchange rate of 1.4515 dollars per British pound.

         (5)  Expires in August, 2004.


         We believe our manufacturing, warehouse and office facilities are suitable and adequate and afford sufficient manufacturing capacity for our current and reasonably foreseeable future manufacturing needs. We believe we have adequate insurance coverage for our properties and their contents.

EMPLOYEES

         As of November 5, 2002, we had a total of approximately 229 employees, of which approximately 158 were located in Deer Park, New York, 38 were located in Brea, California, and 33 were located in Stoke-on-Trent, England. None of our employees are represented by unions or covered by any collective bargaining agreements. We have not experienced any work stoppages or employee-related slowdowns and believe that our relationship with our employees is good.


PATENTS AND TRADEMARKS

         We hold a variety of patents, trademarks, and copyrights in several countries, including the United States. We have exclusive licenses to three types of orthotic devices which are patented in the United States and several foreign countries. We believe that none of our active patents, trademarks, or licenses is essential to the successful operation of our business as a whole. However, one or more of the patents, trademarks, or licenses may be material in relation to individual products or product lines. Loss of patent protection could have an adverse effect on our business by permitting competitors to utilize techniques developed by us.

GOVERNMENT REGULATION

         The jurisdictions in which we seek to market our products may regulate and supervise our products and operations. In some circumstances, we may be required to obtain regulatory approvals and otherwise comply with regulations regarding safety, quality and efficacy standards. These regulations vary from country to country, and the regulatory review can be lengthy, expensive and uncertain. In the United States, we are subject to federal and state governmental regulation and supervision, including anti-kickback statutes, self-referral laws, and fee-splitting laws.


                            SELLING SECURITY HOLDERS

         On February 13, 2001, Andrew H. Meyers, Greg Nelson, and Langer Partners, LLC, and its designees (the "Offerors"), acquired a controlling interest in Langer when they purchased 1,326,509 shares of our outstanding common stock under the terms of a December 27, 2000 Tender Offer Agreement (the "Tender Offer"). In connection with the Tender Offer, the Offerors were granted options (the "Options") to purchase up to 1,400,000 shares of our common stock. In May 2001, the Offerors exercised the Options. Following the completion of the Tender Offer, three members of our board of directors purchased 147,751 restricted shares of our common stock at price of $1.525 per share.


         On October 31, 2001, we completed the sale of $14,589,000 principal amount of our 4% convertible subordinated notes due August 31, 2006 (the "Notes") in a private placement. The Notes are convertible by the holders at any time into 2,431,500 shares of our common stock at a conversion price of $6 per share, subject to anti-dilution protections. The Notes are not being registered hereby and may not be sold or transferred pursuant to this prospectus.


         On May 6, 2002, we completed the acquisition of Benefoot, Inc. and Benefoot Professional Products, Inc. and paid a portion of the purchase price through the issuance of 61,805 shares of our common stock (the "Benefoot Transaction"). In connection with the acquisition, we entered into a Consulting Agreement with Dr. Sheldon Langer, pursuant to which we granted Dr. Langer 3,090 shares of our common stock.

         Certain of the shares of our common stock acquired by the Offerors in the Tender Offer have not been previously registered pursuant to the requirement of the Securities Act or 1933, as amended (the "Securities Act"). These shares and the other securities offered pursuant hereto were issued in transactions exempt from the requirements of the Securities Act because the offer and sale of such securities did not involve a public offering. The selling security holders may from time to time offer and sell such securities pursuant to this prospectus.


         The following table sets forth information regarding the selling security holders' beneficial ownership of our common stock as of November 8, 2002. With respect to the holders of the Notes, we have assumed full conversion of the Notes by each holder.

         The beneficial ownership is calculated based on 4,336,744 shares of our common stock outstanding as of November 11, 2002. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options or Notes held by that person that are currently exercisable are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage of each other person. The information set forth in the table below and in the accompanying footnotes has been furnished by the named beneficial holders. Both the number of shares of our common stock listed as being offered by the selling security holders in the table and the holders' respective percentages of share ownership after the offering are based on the assumptions that all of the shares being offered are sold pursuant to this offering, and that no other shares of our common stock are acquired or disposed of by the selling security holders prior to the termination of this offering.




------------------------------- ----------------------------- --------------------- ----------------------------
                                    SHARES BENEFICIALLY         NUMBER OF SHARES        SHARES BENEFICIALLY
                                     OWNED PRIOR TO THE             OFFERED               OWNED AFTER THE
                                          OFFERING                                           OFFERING
------------------------------- ----------------------------- --------------------- ----------------------------
NAME OF BENEFICIAL OWNER        NUMBER         PERCENTAGE                           NUMBER        PERCENTAGE
------------------------------- -------------- -------------- --------------------- ------------- --------------
Andrew H. Meyers                   960,913(1)         21.87%               902,580     58,333             1.33%
------------------------------- -------------- -------------- --------------------- ------------- --------------
Burtt R. Ehrlich                218,142(2)(3)          4.98%                82,242    135,900             3.11%
------------------------------- -------------- -------------- --------------------- ------------- --------------
Jonathan Foster                    128,360(2)          2.94%                98,360     30,000                 *
------------------------------- -------------- -------------- --------------------- ------------- --------------
Greg Nelson                        226,721(2)          5.19%               196,721     30,000                 *
------------------------------- -------------- -------------- --------------------- ------------- --------------
Arthur Goldstein                 71,121(2)(4)          1.63%                41,121     30,000                 *
------------------------------- -------------- -------------- --------------------- ------------- --------------
Steven Goldstein                    46,338(5)          1.06%                19,672     26,666                 *
------------------------------- -------------- -------------- --------------------- ------------- --------------
AmGuard Insurance Company        41,667(6)(7)              *                41,667      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
Atlas Capital S.A.                 280,000(8)          6.11%               250,000     30,000                 *
------------------------------- -------------- -------------- --------------------- ------------- --------------
BANQUE D'ESCOMPTE & Wormser      66,667(6)(9)          1.51%                66,667      -0-                  0%
Freres runis
------------------------------- -------------- -------------- --------------------- ------------- --------------
Berg & Berg Enterprises, LLC       125,000(6)           2.8%               125,000      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
Dr. Joseph Y. Bistricer             11,000(6)              *                11,000      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
J. Wesley Blackwell                 16,667(6)              *                16,667      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
Fawpeas, L.P.                    7,000(6)(10)              *                 7,000      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
Fortis Nu re Supradin Fund          83,334(6)          1.89%                83,334      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
Gerbsman Family Revocable            8,334(6)              *                 8,334      -0-                  0%
Trust dtd. 12/4/90
------------------------------- -------------- -------------- --------------------- ------------- --------------
Carolyn Greenspon                    5,000(6)              *                 5,000      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
Alan J. Kanders, custodian           3,334(6)              *                 3,334      -0-                  0%
for Abigail Kanders
------------------------------- -------------- -------------- --------------------- ------------- --------------


------------------------------- ----------------------------- --------------------- ----------------------------
                                    SHARES BENEFICIALLY         NUMBER OF SHARES        SHARES BENEFICIALLY
                                     OWNED PRIOR TO THE             OFFERED               OWNED AFTER THE
                                          OFFERING                                           OFFERING
------------------------------- ----------------------------- --------------------- ----------------------------
NAME OF BENEFICIAL OWNER        NUMBER         PERCENTAGE                           NUMBER        PERCENTAGE
------------------------------- -------------- -------------- --------------------- ------------- --------------
------------------------------- -------------- -------------- --------------------- ------------- --------------
Alan J. Kanders                     16,667(6)              *                16,667      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
Beatrice S. Kanders                 16,667(6)              *                16,667      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
Emily Kanders                       16,667(6)              *                16,667      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
Jeanne Kanders Living Trust         25,000(6)              *                25,000      -0-                  0%
DTD 10/17/96, Jeanne Kanders
Trustee
------------------------------- -------------- -------------- --------------------- ------------- --------------
Jonathan Kanders                     3,334(6)              *                 3,334      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
Ralph F. Kanders Living Trust       16,667(6)              *                16,667      -0-                  0%
DTD 10/17/96, Ralph Kanders
Trustee
------------------------------- -------------- -------------- --------------------- ------------- --------------
Langer Partners, LLC            1,925,190(11)         40.37%             1,925,190      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
William P. Klingenstein            49,167(12)          1.12%                41,667     7,500                  *
------------------------------- -------------- -------------- --------------------- ------------- --------------
Leo Holdings, LLC                 333,334(13)          7.14%               333,334      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
NorGuard Insurance Company      41,667(6)(14)              *                41,667      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
Old Blue & Green Associates      8,334(6)(15)              *                 8,334      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
Oracle Investment Management,     666,667(16)         13.33%               666,667      -0-                  0%
Inc.
------------------------------- -------------- -------------- --------------------- ------------- --------------
Alan Pesky TTEE Wendy Pesky          2,000(6)              *                 2,000      -0-                  0%
TTEE U/A DTD 6/28/93 FBO
Gregory S. Pesky
------------------------------- -------------- -------------- --------------------- ------------- --------------
Alan Pesky TTEE Wendy Pesky          2,000(6)              *                 2,000      -0-                  0%
TTEE U/A DTD 6/28/93 FBO
Heidi A. Worcester
------------------------------- -------------- -------------- --------------------- ------------- --------------
Pesky Family Foundation         10,000(6)(17)              *                10,000      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
Wendy Pesky TTEE U/A DTD             1,000(6)              *                 1,000      -0-                  0%
10/24/95 FBO Eliza Lee
Worcester
------------------------------- -------------- -------------- --------------------- ------------- --------------
Wendy Pesky TTEE U/A DTD             1,000(6)              *                 1,000      -0-                  0%
7/3/97 FBO Sam Worcester
------------------------------- -------------- -------------- --------------------- ------------- --------------
Cornelius T. Ryan                    8,334(6)              *                 8,334      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
Everett A. Sheslow                 15,834(18)              *                 8,334     7,500                  *
------------------------------- -------------- -------------- --------------------- ------------- --------------
Ira N. Smith                         2,500(6)              *                 2,500      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
William S. Smith                   26,667(19)              *                16,667     10,000                 *
------------------------------- -------------- -------------- --------------------- ------------- --------------
Richard Sonking                      8,334(6)              *                 8,334      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
Barbara B. Strauss                  41,667(6)              *                41,667      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
Thomas W. Strauss               66,667(6)(20)          1.52%                41,667     25,000                0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
Stuart Shikiar Family               25,000(6)              *                25,000      -0-                  0%
Foundation
------------------------------- -------------- -------------- --------------------- ------------- --------------
Philippe Weissberg                  16,667(6)              *                16,667      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
Whiffletree Partners, L.P.          83,334(6)          1.89%                83,334      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
Emergence Holdings, Inc.           33,993(21)              *                33,993      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
Emergence Products, Inc.           27,812(22)              *                27,812      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------
Dr. Sheldon Langer                      3,090              *                 3,090      -0-                  0%
------------------------------- -------------- -------------- --------------------- ------------- --------------


*        Less than 1%.

(1) Includes 58,333 shares of our common stock issuable under stock options which are currently exercisable. Mr. Meyers is one of our directors and is our Chief Executive Officer.

(2) Includes 30,000 shares of our common stock issuable under stock options which are currently exercisable. This selling security holder is one of our directors.

(3) Includes 8,334 shares of our common stock issuable upon conversion of the Notes and 46,600 shares of our common stock held in trust by Mrs. Burtt Ehrlich as Trustee for David Ehrlich and 8,334 shares of our common stock issuable upon conversion of the Notes and 33,400 shares of our common stock held in trust by Mrs. Burtt Ehrlich as Trustee for Julie Ehrlich, as to which Mr. Ehrlich disclaims beneficial ownership.

(4) Includes 8,334 shares of our common stock issuable upon conversion of the Notes.

(5) Includes 26,666 shares of our common stock issuable under stock options which are currently exercisable. Mr. Goldstein is our Vice President and Secretary.

(6) Comprised of shares of our common stock issuable upon conversion of the Notes.


(7) Mr. Y. Judd Shoval, Mrs. Susan W. Shoval, and Mr. Jeffrey E. Picker, Chairman and CEO, President and COO, and Treasurer, respectively, of AmGuard Insurance Company hold voting and/or dispositive control over the securities owned by AmGuard Insurance Company.

(8) Includes 250,000 shares of our common stock issuable upon conversion of the Notes.

(9) The officers and directors of BANQUE D'ESCOMPTE & Wormser Freres runis hold voting and/or dispositive control over the securities owned by BANQUE D'ESCOMPTE & Wormser Freres runis.

(10) Wendy and Alan Pesky, the general partners of Fawpeas, L.P. hold voting and/or investment control over the securities owned by Fawpeas, L.P.

(11) Includes 333,334 shares of our common stock issuable upon conversion of the Notes. Includes 100,000 shares of our common stock issuable under stock options which are currently exercisable held by Kanders & Company, Inc. Warren B. Kanders is the sole manager and sole voting member of Langer Partners, LLC and sole shareholder of Kanders & Company, Inc.

(12) Includes 41,667 shares of our common stock issuable upon conversion of the Notes.

(13) Includes 110,000 shares of our common stock issuable upon conversion of Notes held by Narragansett I, LP and 223,334 shares of our common stock issuable upon conversion of Notes held by Narragansett Offshore, Inc. Leo Holdings, LLC is the investment manager of Narragansett I, LP and Narragansett Offshore, Ltd. Mr. Joseph L. Dowling, III is the managing member of Leo Holdings, LLC and the managing member of Narragansett Asset Management, LLC, the general partner of Narragansett I, LP.

(14) Mr. Y. Judd Shoval, Mrs. Susan W. Shoval, and Mr. Jeffrey E. Picker, Chairman and CEO, President and COO, and Treasurer, respectively, of NorGuard Insurance Company hold voting and/or dispositive control over the securities owned by NorGuard Insurance Company.

(15) Mr. Gerald P. Kaminsky is the managing partner of Old Blue & Green Associates, a partnership.

(16) Includes 333,334 shares of our common stock issuable upon conversion of Notes held by Oracle Partners, LP, 83,334 shares of our common stock issuable upon conversion of Notes held by Oracle Institutional Partners, LP and 250,000 shares of our common stock issuable upon conversion of Notes held by SAM Oracle Investments, Inc. Oracle Investment Management, Inc. is the investment manager of Oracle Partners, LP, Oracle Institutional Partners, LP and SAM Oracle Investments, Inc. Mr. Larry N. Feinberg is the sole shareholder and president of Oracle Investment Management, Inc. and is the senior managing member of Oracle Associates, LLC, the general partner of Oracle Partners, LP and Oracle Institutional Partners, LP.

(17) Wendy Pesky and Alan Pesky, president and vice president, respectively, of the Pesky Family Foundation hold voting and/or dispositive control over the securities owned by the Pesky Family Foundation.

(18) Includes 8,334 shares of our common stock issuable upon conversion of the Notes.

(19) Includes 16,667 shares of our common stock issuable upon conversion of the Notes.

(20)     The selling security holder is one of our directors.

(21) On May 8, 2002, Benefoot, Inc. changed its name to Emergence Holdings, Inc. Mr. Paul Langer and Mr. Jason Kraus, each a director of Emergence Holdings, Inc., hold voting and/or dispositive control over the securities owned by Emergence Holdings, Inc.

(22) On May 8, 2002, Benefoot Professional Products, Inc. changed its name to Emergence Products, Inc. Mr. Paul Langer and Mr. Jason Kraus, each a director of Emergence Products, Inc., hold voting and/or dispositive control over the securities owned by Benefoot Professional Products, Inc.


         Certain of our officers and directors agreed not to sell, transfer, assign, pledge or otherwise dispose of an aggregate of 1,780,694 shares of our common stock or securities convertible into shares of our common stock for a period of three years from February 13, 2001 without the prior written consent of our board of directors and of Langer Partners, LLC; provided, however upon a sale of shares of our common stock by Langer Partners, LLC, such officers and directors would be permitted to sell a corresponding portion of the shares of our common stock held by such officers or directors. In addition, certain of our directors agreed, with respect to options to purchase an aggregate of 120,000 shares of common stock, that if prior to February 13, 2004, he or she should no longer be an officer, director, or employee of Langer, other than due to death or disability, such options would immediately terminate and such director would offer to sell to Langer, at a price of $1.525 per share, shares received upon exercise of such options.


                              PLAN OF DISTRIBUTION

         The selling security holders may sell the common stock registered herein directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling security holders. Such discounts, concessions or commissions with respect to any particular underwriter, broker-dealer or agent may be in excess of those customary in the type of transaction involved.

         The selling security holders may sell the common stock registered herein from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve block transactions) (1) on any national securities exchange on which the common stock may be listed or quoted at the time of sale, (2) in the over-the-counter market, (3) in privately negotiated transactions, or (4) through the writing of options. Our common stock presently is quoted on the Nasdaq Small Cap Market under the symbol "GAIT." The selling security holders may effect these transactions by selling shares directly to purchasers or through broker-dealers, which may act as agents or principals. In connection with the sale of the common stock registered herein or otherwise, the selling security holders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock and deliver such securities to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell such securities.

         The aggregate proceeds to the selling security holders from the sale of the common stock registered herein offered by them will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling security holders reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

         In order to comply with the securities laws of certain states, if applicable, the common stock into which the Notes are convertible may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the common stock registered herein may not be sold unless they have been registered or qualified for sale in such state or an exemption for such registration or qualification requirement is available and is complied with.

         The selling security holders and any underwriters, broker-dealers or agents that participate in the sale of the common stock into which the notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling security holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

         Selling security holders may also resell all or a portion of the shares in open market transactions in reliance on Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.


         To the extent required with respect to any specific arrangements or sales of common stock, the names of the selling security holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions, discounts or other arrangements with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.


         We entered into registration rights agreements for the benefit of (i) the holders of the Notes, (ii) the holders of the Options, (iii) the recipients of shares of our common stock in the Benefoot Transaction, and (iv) Langer Partners, LLC. The registration rights agreements provides for cross-indemnification of the selling security holders and us and our respective directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling security holders incident to the offering and sale of the common stock, provided that each selling security holder will be responsible for payment of commissions and discounts of underwriters, broker-dealers or agents.

         All references to a selling security holder in this prospectus also includes any permitted transferees, assignees, pledgees and donees of such selling security holder.


                                  LEGAL MATTERS

         The validity of the common stock offered by this prospectus will be passed upon for us by Kane Kessler P.C., New York, New York. Robert L. Lawrence, a member of Kane Kessler, P.C., together with members of his immediate family, owns 12,500 shares of our common stock.

                                     EXPERTS

         The Consolidated Financial Statements incorporated in this prospectus by reference to our Transition Report on Form 10-K, as amended, for the transition period from March 1, 2001 to December 31, 2001 have been so incorporated in reliance on the report of Deloitte & Touche LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

         The combined balance sheets of Benefoot, Inc. and Affiliate as of December 31, 2001 and 2000, and the related combined statements of income, cash flows, and statements of stockholders' equity for the years then ended, incorporated in this prospectus by reference to our current report on Form 8-K/A, filed on July 3, 2002, have been so incorporated in reliance on the report of Trachtenberg & Pauker LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. Any information that we incorporate by reference is considered part of this prospectus. The documents and reports that we list below are incorporated by reference into this prospectus. In addition, all documents and reports which we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of this offering are also incorporated by reference in this prospectus as of the respective filing dates of these documents and reports. Statements contained in these documents that we file with the SEC and are incorporated by reference in this prospectus, automatically update and supersede information contained in this prospectus, to the extent the new information differs from or is inconsistent with the old information.

         We have filed the following documents with the SEC. These documents are incorporated into this prospectus by reference:

         (1) our report on Form 10-K for the period ended December 31, 2001, as amended on April 30, 2002;


         (2) our quarterly reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;


         (3) our current report on Form 8-K filed on May 13, 2002, as amended on July 3, 2002; and

         (4) the description of our common stock contained in our registration statement on Form 8-A/A filed on July 3, 2002, including any amendments or reports filed for the purpose of updating that description.

         We will provide any person to whom a copy of this prospectus is delivered, on written or oral request, at no cost to the requestor, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents unless specifically incorporated by reference. You should direct any request for documents to our Corporate Secretary, c/o Langer, Inc., 450 Commack Road, Deer Park, New York 11729-4510.

         IN ORDER TO OBTAIN TIMELY DELIVERY, YOU MUST REQUEST THIS INFORMATION NO LATER THAN FIVE BUSINESS DAYS BEFORE THE DATE ON WHICH YOU MUST MAKE YOUR INVESTMENT DECISION.

         You should rely only on the information contained in this document, including information incorporated by reference as described above, or any supplement that we have referred you to. We have not authorized anyone else to provide you with different information. This prospectus may only be used where it is legal to offer and sell these securities and by persons to whom the selling security holders are permitted to offer and sell these securities. The information in this prospectus may only be accurate on the date of this prospectus. The information in documents incorporated by reference may only be accurate as of their filing date.

                       WHERE YOU CAN FIND MORE INFORMATION


         We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the SEC's regional office. You may request copies of these documents by writing to the SEC and paying a fee for the copying costs. You may also call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a Web site (http://www.sec.gov) that contains our annual, quarterly and special reports, proxy and information statements.


         This prospectus is part of a registration statement we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at any address listed above or from the SEC's Internet site.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         We will pay the following costs and expenses incident to the offering and sale to the public of the shares being registered. All amounts, other than the SEC registration fee, are estimates.


SEC Registration Fee...............................          $3,232
Accounting fees and expenses.......................          $5,000
Legal fees and expenses............................         $75,000
Printing Fees......................................         $10,000
Miscellaneous expenses.............................         $10,000
                                                            -------
         Total.....................................        $103,232
                                                           ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


         We are a Delaware corporation. Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") empowers a corporation to indemnify any current or former director, officer, employee or agent of the corporation, or any individual serving at the corporation's request as a director, officer, employee or agent of another organization, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director, officer, employee or agent had no reasonable cause to believe his conduct was unlawful.

         Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any current or former director, officer, employee or agent who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or any individual serving at the corporation's request as a director, officer, employee or agent of another organization against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit provided that such director, officer, employee or agent acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such director, officer, employee or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         Section 145 further provides that to the extent a present or former director or officer has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided for by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a current or former director, officer, employee or agent of the corporation, or any individual serving at the corporation's request as a director, officer or employee of another organization, against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

         Our certificate of incorporation provides that we shall, to the fullest extent permitted by the DGCL, indemnify all persons acting as officers and directors of Langer from and against all expenses, liabilities, or other matters covered by the DGCL.

         As permitted by the DGCL, our certificate of incorporation provides that, to the fullest extent permitted by the DGCL, no director shall be personally liable to us or to our stockholders for monetary damages for breach of his fiduciary duty as a director. Delaware law does not permit the elimination of liability (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or
(iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision in the certificate of incorporation is to eliminate our rights and the rights of our stockholders (through stockholders' derivative suits on behalf of us) to recover monetary damages against a director for breach of fiduciary duty as a director thereof (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i)-(iv), inclusive, above. These provisions will not alter the liability of directors under federal securities laws.

         We have also entered into separate indemnification agreements with each of our directors and executive officers which provide significant additional protection to such persons. In addition, we have in effect a directors and officers liability insurance policy indemnifying our directors and officers and the directors and officers of our subsidiaries within a specific limit for certain liabilities incurred by them, including liabilities under the Securities Act. We pay the entire premium of this policy.

         We believe that our certificate of incorporation and bylaw provisions, our directors and officers liability insurance policy and our indemnification agreements are necessary to attract and retain qualified persons to serve as our directors and officers.



ITEM 16. EXHIBITS


      EXHIBIT NO.        DESCRIPTION
      -----------        ------------------------------------------------------
          3.1            Certificate of Incorporation of Langer, Inc. (filed as
                         Appendix B to the Registrant's Schedule 14A, filed with the Securities and Exchange Commission on May 31, 2002 and incorporated herein by reference).

          3.2 By-laws of Langer, Inc. (filed as Appendix C to the Registrant's Schedule 14A, filed with the Securities and Exchange Commission on May 31, 2002 and incorporated herein by reference).

          4.1 Specimen of common stock certificate incorporated by reference to the Company's Registration Statement on Form S-1 (No. 2-87183), which became effective with the Securities and Exchange Commission on January 17, 1984

          5.1 Opinion of Kane Kessler, P.C. regarding the validity of our common stock being registered

         23.1            Consent of Kane Kessler, P.C. (included in Exhibit 5.1)

         23.2            Consent of Deloitte & Touche LLP

         23.3            Consent of Trachtenberg & Pauker LLP

         24.1 Power of Attorney (included on signature page to the Registration Statement)



ITEM 17. UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4)or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 19, 2002.


                              LANGER, INC.


                              By: /s/ Andrew H. Meyers
                                  ---------------------------------
                                  Andrew H. Meyers,
                                  President and Chief Executive Officer

                              By: /s/ Anthony J. Puglisi
                                  ---------------------------------
                                  Anthony J. Puglisi,
                                  Vice President and Chief Financial Officer




         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 19, 2002.




Signature                                  Title
---------                                  -----
/s/ Andrew H. Meyers                       President, Chief Executive Officer
-----------------------------------        and Director (Principal Executive
Andrew H. Meyers                           Officer)


/s/ Anthony J. Puglisi                     Vice President and Chief
-----------------------------------        Financial Officer (Principal
Anthony J. Puglisi                         Accounting Officer)


                    *                      Director
-----------------------------------
Burtt R. Ehrlich


                    *                      Director
-----------------------------------
Arthur Goldstein


                    *                      Director
-----------------------------------
Greg Nelson


                    *                      Director
-----------------------------------
Jonathan R. Foster


                    *                      Director
-----------------------------------
Thomas W. Strauss


* By: /s/ Andrew H. Meyers
---------------------------
Andrew H. Meyers,
as Attorney-in-Fact